Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

As previously disclosed, on April 10, 2024, SciSparc Ltd., or the Parent Company or SciSparc entered into an Agreement and Plan of Merger with AutoMax Motors Ltd., an Israeli company traded on the TASE and the leading parallel importer and distributor of vehicles in Israel, or AutoMax, and SciSparc Merger Sub Ltd., an Israeli limited company and wholly owned subsidiary of SciSparc, or the Merger Agreement. On August 14, 2024 and on November 26, 2024, the parties entered into addendums to the Merger Agreement, or the Merger Agreement Addendums. Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement and the Merger Agreement Addendums, SciSparc Merger Sub Ltd. will be merged with and into AutoMax, with AutoMax surviving the merger as a wholly-owned subsidiary of the Parent Company, or the Merger.

The unaudited pro forma condensed combined statement of financial position is based on the individual historical balance sheet of the Parent Company and AutoMax, prepared in accordance with IFRS as of June 30, 2024, and has been prepared to reflect the effect of the acquisition as if it had occurred on June 30, 2024. The unaudited pro forma condensed combined statement of comprehensive loss for the six months period ended June 30, 2024, gives effect to the acquisition as if it had occurred on January 1, 2024, the beginning of the Parent Company’s fiscal year. The historical condensed combined financial information has been adjusted to give effect to pro forma events that are: 1) directly attributable to the acquisition; 2) factually supportable; and 3) with respect to the statement of comprehensive loss, expected to have a continuing impact on the combined results. The unaudited pro forma financial statements were prepared in accordance with Article 11 of U.S. Securities and Exchange Commission Regulation S-X. In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma condensed combined financial information have been made, as further described in the accompanying notes.

The unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with the Parent Company’s historical unaudited financial statements for the six months period ended June 30, 2024, included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by SciSparc on November 4, 2024, and the historical audited financial statements of AutoMax included as Exhibit 99.2 in this Report of Foreign Private Issuer on Form 6-K.

Estimated consideration of approximately $2.33 million is based on the Parent Company’s 30 days average closing share price of $0.237 between October 14, 2024, and November 22, 2024. The value of purchase price consideration will change based on fluctuations in the share price of the Parent Company’s ordinary shares and the number of ordinary shares of the Parent Company’s outstanding share capital on the closing date.

The allocation of the purchase price as reflected in the unaudited pro forma condensed combined financial information was based on a preliminary valuation of the assets acquired and liabilities assumed, and the accounting is subject to revision as more detailed analyses are completed and additional information about the fair value of assets acquired and liabilities assumed becomes available.

The unaudited pro forma combined condensed financial statements are presented for informational purposes only and are not necessarily indicative of the results of operations that would have resulted had the transaction described above been consummated at the dates indicated, nor are they necessarily indicative of the results of operations which may be realized in the future. Furthermore, the unaudited pro forma combined condensed financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

As of June 30, 2024
(U.S. dollars in thousands)

	SciSparc Ltd.	AutoMax Motors Ltd.	Transaction Accounting Adjustments		Pro Forma
Assets
Current Assets:
Cash	$252	$375	$(450)	4(b)	$177
Restricted deposit	64	-	-		64
Short-term deposit	2,308	-	-		2,308
Trade receivables	19	4,269	-		4,288
Other accounts receivable	298	18,528	-		18,826
Inventory	415	44,531	-		44,946

Total Current Assets	3,356	67,703	(450)		70,609

Non-current assets:
Long term bank deposits	-	326	-		326
Intangible asset, net	3,006	2,556	-		5,562
Deferred taxes	-	601	-		601
Investments in company accounted for at equity	1,196	3,136	-		4,332
Long term investments	2,448	2,872	(2,448)	4(e)	2,872
Long term prepaid expenses	-	83	-		83
Investments in financial assets	403	45	(283)	4(f)	165
Property and equipment, net	73	6,775	-		6,848

Total Non-current Assets	7,126	16,394	(2,731)		20,789

Total Assets	$10,482	84,097	(3,181)		91,398

Liabilities
Current liabilities:
Trade payables	$1,164	$3,440	$-		$4,604
Short term loans	-	40,847	(2,443)	4(e)	38,404
Other accounts payable	253	12,055	-		12,308
Warrants	345	3,823	-		4,168
Lease liability	38	1,491	-		1,529

Total Current liabilities	1,800	61,656	(2,443)		61,013

Non-current liabilities:
Lease liability	26	3,665	-		3,691
Long term loans	-	3,515	-		3,515
Loans from related parties	-	269	-		269
Tax liability	-	189	-		189
Warrants Liability	-	5,380	-		5,380
Employees	-	37	-		37

Total Current liabilities	26	13,054	-		13,080

Total Liabilities	$1,826	74,710	(2,443)		74,093

Shareholders’ Equity:
Share capital and premium	$67,258	$22,254	$(7,058)	4(a)	$82,454
Reserve from share-based payment transactions	5,298	5,346	-		10,644
Warrants	5,190	491	-		5,681
Foreign currency translation reserve	497	(83)	-		414
Transactions with non-controlling interests	810	-	-		810
Accumulated deficit	(72,134)	(18,204)	6,320	4(b)	(84,018)
	6,919	9,804	(738)		15,985
Non-controlling interests	1,736	(417)	-		1,320

Total Shareholders’ Equity:	8,656	9,387	(738)		17,305

Total Liabilities and Shareholders’ Equity	10,482	84,097	(3,181)		91,398

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE LOSS

For the six month period ended June 30, 2024
(U.S. dollars in thousands)

	SciSparc Ltd.	AutoMax Motors Ltd.	Transaction Accounting Adjustments		Pro Forma
Revenues	$840	$56,547	$-		$57,387

Cost of goods sold	(366)	(50,067)	-		(50,433)

Gross profit	474	6,480			6,954

Research and development expenses	841	-	-		841
Sales and marketing	528	2,764	-		3,292
General and administrative expenses	2,632	2,702	450	4(d)	5,784

Operating loss (profit)	3,527	(1,014)	450		2,963

SciSparc’s share of losses of company accounted for at equity, net	208	-	-		208
Other income	-	(1,126)	(7,058)	4(c)	(8,184)
Finance income	(323)	(605)	5		(923)
Finance expenses	272	2,247	283	4(f)	2,802

Loss (profit) before income taxes	3,684	(498)	(6,320)		(3,134)
Taxes on income	(5)	554	-		549

Total comprehensive loss (profit)	3,679	56	(6,320)		(2,585)

Equity holders of SciSparc	3,442	(56)	(6,320)		(2,934)
Non-controlling interests	237	112	-		349

	3,679	56	(6,320)		(2,585)

Weighted average outstanding shares (basic and diluted)	2,166,282	103,691,969			4,126,251

Basic and diluted loss (profit) per ordinary share attributable to equity holders of SciSparc	1.70	0.00		5	(0.63)

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

Note 1 - Basis of presentation

The unaudited pro forma condensed combined statement of comprehensive loss for the six months period ended June 30, 2024, was derived from the unaudited consolidated financial statements included as Exhibit 99.1 in the Report of Foreign Private Issuer on Form 6-K furnished by SciSparc on November 4, 2024 and from the unaudited historical financial information of AutoMax for the same period, and has been prepared as if the Merger had occurred on January 1, 2024. The unaudited pro forma condensed combined financial information herein has been prepared to illustrate the effects of the Merger in accordance with IFRS.

The Parent Company has accounted for the Merger under the acquisition method of accounting in accordance with the authoritative guidance on business combinations under the provisions of IFRS 3 (“Business Combinations”). The purchase price allocation is considered preliminary, and additional adjustments may be recorded during the measurement period in accordance with IFRS 3. The purchase price allocation will be finalized as the Parent Company receives additional information relevant to the acquisition, including the final valuation and reconciliation of the assets purchased, including tangible and intangible assets, liabilities assumed. Differences between these preliminary estimates and the final purchase accounting may occur, and these differences could be material.

SciSparc has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	SciSparc’s existing shareholders will have the greater voting interest in the combined entity;

●	SciSparc’s directors will represent the majority of the board of directors of the combined company following the consummation of the Merger; and

●	SciSparc’s senior management will be the senior management of the combined company following the consummation of the Merger.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2024, assumes that the Merger occurred on June 30, 2024. The unaudited pro forma condensed combined statements of comprehensive loss for the six months period ended June 30, 2024, presents pro forma effect to the Merger as if it had been completed on January 1, 2024.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2024, has been prepared using, and should be read in conjunction with, the following:

●	SciSparc’s unaudited consolidated statement of financial position as of June 30, 2024, and the related notes, included as Exhibit 99.1 in the Report of Foreign Private Issuer on Form 6-K furnished by SciSparc on November 4, 2024; and

●	AutoMax’s unaudited interim consolidated financial information as of June 30, 2024, and the related notes, included as Exhibit 99.2 in this Report of Foreign Private Issuer on Form 6-K.

The audited pro forma condensed combined statement of comprehensive loss for the six months period ended June 30, 2024, have been prepared using, and should be read in conjunction with, the following:

●	SciSparc’s unaudited consolidated statement of comprehensive loss for the six months period ended June 30, 2024, and the related notes attached as Exhibit 99.1 in the Report of Foreign Private Issuer on Form 6-K furnished by SciSparc on November 4, 2024; and

●	AutoMax’s unaudited consolidated statement of comprehensive loss for the six months period ended June 30, 2024, and the related notes attached as Exhibit 99.2 in this Report of Foreign Private Issuer on Form 6-K .

Information has been prepared based on these preliminary estimates, and the final amounts recorded may differ materially from the information presented. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Merger.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. The pro forma adjustments reflecting the consummation of the Merger are based on certain currently available information and certain assumptions and methodologies that SciSparc believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. SciSparc believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Merger based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is presented solely for informational purposes and is not necessarily indicative of the combined results of operations or financial position that might have been achieved for the periods presented, nor is it necessarily indicative of the future results of the combined company.

The unaudited pro forma condensed combined financial information does not necessarily reflect what the combined company’s financial condition or results of operations would have been had the transactions occurred on the dates indicated. The unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Note 2 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction, or Transaction Accounting Adjustments, and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur, or Management’s Adjustments. SciSparc has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

The unaudited pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the combined company following consummation of the Merger filed consolidated income tax returns during the periods presented.

Note 3 - Estimated purchase price consideration

On April 10, 2024, SciSparc entered into the Merger Agreement, as amended, by and among SciSparc, SciSparc Merger Sub Ltd. and AutoMax, pursuant to which AutoMax agreed to convert its share capital in exchange for the right to receive a number of validly issued, fully paid and nonassessable Parent Company ordinary shares and pre-funded warrants, equal to the Exchange Ratio (as defined in the Merger Agreement), per each such AutoMax ordinary share and up to 47.49% of SciSparc ordinary shares immediately after to the effective time (as defined in the Merger Agreement).

Estimated consideration of approximately $2.33 million is based on the Parent Company’s 30 day average closing share price of $0.237 between October 14, 2024, and November 22, 2024. The value of the purchase price consideration will change based on fluctuations in the share price of SciSparc’s ordinary shares and the number of ordinary shares of SciSparc outstanding on the closing date.

The following is a summary of the components of the estimated consideration (in thousands except per-share information and the exchange ratio) if the acquisition of AutoMax had occurred on June 30, 2024:

Estimated Parent Company’s ordinary shares outstanding*	10,841,449
Exchange ratio	0.475
Total Parent Company’s ordinary share issued	9,822,128
Parent Company’s share price**	$0.237
Total estimated consideration to be paid	$2,329

*	Represents SciSparc’s outstanding shares as of November 27, 2024, including pre-funded warrants

**	Represents the SciSparc’s 30-day average closing share price between October 14, 2024, and November 22, 2024

The estimated consideration of the purchase price will depend on the market price of SciSparc’s ordinary shares when the acquisition is consummated. SciSparc believes that a 72% fluctuation in the market price of its ordinary shares is reasonably possible based on historical volatility, and the potential effect on estimated consideration would be:

	Parent Company’s share price	Estimated consideration
As presented	$0.24	$2,329
72% increase	$0.41	$4,006
72% decrease	$0.07	$652

Note 4 - Pro Forma Adjustments

The following describes the pro forma adjustments related to the Merger, that have been made in the accompanying unaudited pro forma condensed combined statements of comprehensive loss for the six months period ended June 30, 2024, giving effect to the Merger as if it had been consummated at the beginning of the period presented, and in the accompanying unaudited pro forma condensed combined financial position as of June 30, 2024, giving effect of the Merger as if it had occurred on June 30, 2024, all of which are based on preliminary estimates that could change significantly as additional information is obtained:

(a)	Represents the balance sheet impact of the difference between the estimated consideration to be paid ($2,329 thousand) as described in note 3 - Estimated purchase price consideration, as if the acquisition of AutoMax was consummated on June 30, 2024, and the total equity, net, of AutoMax ($9,387 thousand).

(b)	Represents additional Merger transaction costs in the amount of $450 thousand.

(c)	Represents the income statement impact of the difference between the estimated consideration to be paid ($2,329 thousand) as described in note 3 - Estimated purchase price consideration, as if the acquisition of AutoMax was consummated on June 30, 2024, and the total equity, net, of AutoMax ($9,387 thousand).

(d)	Represents the estimated transaction costs of approximately $450 thousand incurred by SciSparc in consummating the purchase of AutoMax. The expenses were recognized as general and administrative expenses as this is the amount attributed to legal advisors SciSparc consulted with for the consummation of the purchase.

(e)	Represents the cancellation of a short term loan granted by SciSparc to AutoMax that as of June 30, 2024, amounted to $2,443 thousand.

(f)	Represents the cancellation of investment of SciSparc in the shares of AutoMax, as of June 30, 2024, amounted to $283 thousand.

Note 5 - Basic and diluted profit per share

Net loss per share calculated using the historical weighted average shares outstanding after taking into account the issuance of additional SciSparc ordinary shares in connection with the Merger, assuming such shares were outstanding since January 1, 2024. As the transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the transactions have been outstanding for the entire periods presented.

For the six month period ended June 30, 2024
(U.S. dollars in thousands)

	SciSparc Ltd.	AutoMax Motors Ltd.	Transaction Accounting Adjustments	Pro Forma
Pro forma net profit (in thousands)	3,679	56	(6,320)	(2,585)
Weighted average outstanding shares (basic and diluted)	2,166,282	103,691,969		4,126,251
Basic and diluted loss (profit) per ordinary share attributable to equity holders of SciSparc	1.70	0.00	5	(0.63)